Ministry of Public and Business Service Delivery Ministère des Services au public et aux entreprises Certificate of Amendment Certificat de modification Business Corporations Act Loi sur les sociétés par actions ALAMOS GOLD INC. Corporation Name / Dénomination sociale 5000882 Ontario Corporation Number / Numéro de société de l’Ontario This is to certify that these articles are effective on La présente vise à attester que ces statuts entreront en vigueur le May 24, 2024 / 24 mai 2024 Director / Directeur Business Corporations Act / Loi sur les sociétés par actions The Certificate of Amendment is not complete without the Articles of Amendment Certified a true copy of the record of the Ministry of Public and Business Service Delivery. Director/Registrar Ce certificat de modification n’est pas complet s’il ne contient pas les statuts de modification Copie certifiée conforme du dossier du ministère des Services au public et aux entreprises. Directeur ou registrateur

Ministry of Public and Business Service Delivery Articles of Amendment Business Corporations Act Corporation Name (Date of Incorporation/Amalgamation) ALAMOS GOLD INC. (August 01, 2018) 1. The name of the corporation is changed to: Not amended 2. The number of directors or the minimum/maximum number of directors are amended as follows: Minimum/Maximum Min 3 / Max 12 3. The articles are amended as follows: A. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise. If none, enter "None": Not amended B. The classes and any maximum number of shares that the corporation is authorized to issue: Not amended C. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors' authority with respect to any class of shares which may be issued in series. If there is only one class of shares, enter "Not Applicable": Not amended BCA - Articles of Amendment - ALAMOS GOLD INC. - OCN:5000882 - May 24, 2024 The endorsed Articles of Amendment are not complete without the Certificate of Amendment. Certified a true copy of the record of the Ministry of Public and Business Service Delivery. Director/Registrar, Ministry of Public and Business Service Delivery Page 1 of 2

D. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows. If none, enter "None": Not amended E. Other provisions: Not amended 4. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the Business Corporations Act. 5. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on: May 23, 2024 The articles have been properly executed by the required person(s). BCA - Articles of Amendment - ALAMOS GOLD INC. - OCN:5000882 - May 24, 2024 The endorsed Articles of Amendment are not complete without the Certificate of Amendment. Certified a true copy of the record of the Ministry of Public and Business Service Delivery. Director/Registrar, Ministry of Public and Business Service Delivery Page 2 of 2